Exhibit 99.2

Medigus Ltd.

Operating and Financial Review as of June 30, 2019, and for the six months then ended

The information contained in this section should be read in conjunction with (1) our unaudited interim condensed consolidated financial statements as of June 30, 2019, and for the six months then ended and related notes included in this report and (2) our audited consolidated financial statements as of December 31, 2018, and for the year then ended and related notes, which embedded within our 2018 Form 20-F filed with the Securities and Exchange Commission on March 28, 2019, or the annual report, and the other information contained in such annual report. Factors that could cause our actual results in the future to differ from our expectations or projections include the risks and uncertainties relating to our business described in our annual report under the heading “Risk Factors”.

Overview

In the recent months, the board of directors of the Company has materially changed the Company’s business model, adjusted the Company exclusive focus on the medical device industry to include other industries, abandoned the strategy to commercialize the MUSE™ System, to examine potential opportunities to sell our MUSE™ technology, or alternatively grant a license or licenses for the use of the MUSE™ technology, transferred ScoutCam activity into Company’s subsidiary, and assessing several new ventures.

As part of our board of directors decision to examine potential opportunities to sell our MUSE™ technology, or alternatively grant a license or licenses for the use of the MUSE™ technology, our board of directors has reexamined the efforts and resources currently invested by us in our MUSE™ technology distribution agreements as well as the revenues obtained through such agreements in order to assess their financial viability. As a result of this analysis, our board of directors resolved to terminate our distribution agreements, except for our distribution in China, in order to redirect our resources to securing licensing agreements, which may in turn generate significant income in the short term, reduce operating expenses and lower the Company’s cash burn rate.

Also, the board of directors has resolved to take steps to reduce the expenses of the Company.

Following the decisions above:

a)	On January 3, 2019, the Company established a wholly owned subsidiary in Israel under the name ScoutCam. ScoutCam was incorporated as part of a reorganization of the Company intended to distinguish the Company’s miniaturized imaging business, or the micro ScoutCam™ portfolio, from the other operations of the Company and to enable the Company to form a separate business unit with dedicated resources focused on the promotion of such technology. ScoutCam began business activities in March 2019.

b)	The Company decided to abandon the MUSE™ operation, as a result of this the Company has ceased the Research and Development and the Sales and Marketing activities related to the MUSE™, including: reduction in human resources, registry and clinical activities, and etc.

c)	On June 3, 2019, the Company signed on a $3 million agreement with Golden Grand for the know-how licensing and sale of goods for Medigus Ultrasonic Surgical Endostapler (MUSE™) system in China, Hong Kong, Taiwan and Macao. Golden Grand (Shanghai Golden Grand-Medical Instruments Ltd.) has been Medigus’s distributor of the Ultrasonic Surgical Endostapler (MUSE™) systems in China since 2015. Under the terms of the agreement, for the license, training services and goods sold, Golden Grand will pay us the consideration in four installments until the assembly of a production line in China is completed.

d)	On June 19, 2019 the Company signed an agreement with Algomizer Ltd. or Algomizer and its wholly-owned subsidiary Linkury Ltd., together the Algomizer Group for an investment of approximately $5 million in Algomizer Group. According to the agreement Medigus invested NIS 5.4 million directly in Algomizer, which is engaged in field of internet advertising technology. Medigus invested an additional NIS 9 million through a direct acquisition of the shares of Linkury Ltd. from Algomizer. Medigus invested an additional $1 million in Algomizer through equity exchange by issuing Algomizer American Depositary Shares (ADRs) at a price of $3 per ADR. In addition, Medigus issued Algomizer warrants to purchase ADRs in an amount equal to the ADRs issued to Algomizer, at an exercise price of $4 per ADR. As part of the investment, Algomizer issued Medigus warrants to purchase Algomizer shares in an amount equal to the shares purchased by Medigus in the transaction at an exercise price of NIS 5.25 per share. As part of the investment, Medigus appointed two directors to the board of directors of Algomizer. The investment is subject to certain pre-conditions.

Revenues

Revenues for the six months ended June 30, 2019, were $144,000, an increase of $23,000, or 19%, compared to $121,000 for the six months ended June 30, 2018.

The table below set forth our revenues by product for the periods presented:

	Six month ended
	June 30, 2019		June 30, 2018
U.S. dollars; in thousands	Unaudited
MUSETM system and related equipment	-	-	21	17%
Miniature camera and related equipment	59	41%	100	83%
Development and other services	85	59%	-	-
Total	144	100%	121	100%

The increase in revenues was primarily due to services provided to a customer (see Customer “A” in note 5b to our financial statement), in the amount of $85,000 which was recorded during the six months ended June 30, 2019.

Cost of revenues and inventory impairment

Cost of revenues for the six months ended June 30, 2019, were $242,000, an increase of $33,000, or 16%, compared to cost of revenues and inventory impairment of $209,000 for the six months ended June 30, 2018. The increase was primarily due to:

a)	Increase in payroll expenses, as result of reduction on research and development activities (as described at “Overview”) and allocating employees salaries from research and development line item to the cost of revenues line item due to the nature of their current work.

b)	Partially offset by last year $144,000 inventory impairment.

Gross Loss

Gross loss for the six months ended June 30, 2019, was $98,000, an increase of $10,000, compared to gross loss of $88,000 for the six months ended June 30, 2018. The increase was primarily due to the reasons mentioned above.

Research and Development Expenses

Research and development expenses for the six months ended June 30, 2019, were $471,000, a decrease of $491,000, or 51%, compared to $962,000 for the six months ended June 30, 2018. The decrease was primarily due to the decision of the company to cease the MUSE™ operation (as described at the “Overview”) which resulted mainly by decrease on salary expenses, acquisition of materials and services rendered to the company for research and development activities.

Sales and Marketing Expenses

Sales and marketing expenses for the six months ended June 30, 2019, were $232,000, a decrease of $270,000, or 54%, compared to $502,000 for the six months ended June 30, 2018. The decrease was primarily due to the decision to abandon the strategy to commercialize the MUSE™ system which resulted in a decrease on payroll expenses and reduction of our marketing activities.

General and Administrative Expenses

General and administrative expenses for the six months ended June 30, 2019, were $1,168,000, an increase of $448,000, or 62%, compared to $720,000 for the six months ended June 30, 2018. The increase was primarily due to an increase in the professional services due to:

a.	Stock-based compensation in connection with options granted to the new directors and new CEO.

b.	Appointment of CEO.

c.	Hiring new financial consultants.

d.	Increase on PR activities.

Operating loss

We incurred an operating loss of $1,969,000 for the six months ended June 30, 2019, a decrease of $303,000, or 13%, compared to operating loss of $2,272,000 for the six months ended June 30, 2018. The decrease in operating loss was due to $10,000 increase in gross loss, $491,000 decrease in research and development expenses, $270,000 decrease in sales and marketing expenses and offset by $448,000 increase in general and administrative expenses.

Loss and total comprehensive loss for the period

We incurred a loss and total comprehensive loss of $1,804,000 or negative $0.02 per basic and diluted ordinary share for the six months ended June 30, 2019, a decrease of $425,000, compared to a loss and total comprehensive loss of $2,229,000 or negative $0.12 per basic and diluted ordinary share, for the six months ended June 30, 2018.

Cash flows:

The Company held approximately $8.8 million in cash and cash equivalents as of June 30, 2019.

Net cash used in operating activities was approximately $2 million for the six months ended June 30, 2019, compared to net cash used in operating activities of approximately $2.3 million for the six months ended June 30, 2018.

Net cash generated from investing activities for the six months ended June 30, 2018 approximately $3.5 million and consisted primarily of withdrawal of short-term deposits.

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